UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from August 1, 2007 to August 31, 2007

Commission File Number of issuing entity: 333-140610-17

RALI Series 2007-QS10 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140610

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer	
8400 Normandale Lake Boulevard	55437
Minneapolis, Minnesota 55437	(Zip Code)
(Address of principal executive offices of issuing entity)	

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2007-QS10, in the classes specified herein	[___]	[___]	[X]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibits 99.1 and 99.2.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2007-QS10 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated August 30, 2007, and related Prospectus dated April 9, 2007 (collectively, the "Prospectus"), of the RALI Series 2007-QS10 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-P, Class A-V, Class R, Class M-1, Class M-2 and Class M-3 Certificates.

On September 12, 2007, Residential Funding Company, LLC, as seller, and Deutsche Bank Trust Company Americas, as trustee, entered into a Subsequent Transfer Agreement pursuant to which additional mortgage loans (the "Subsequent Mortgage Loans") were added to the mortgage pool. After giving effect to the addition of such Subsequent Mortgage Loans, approximately 74.6%, 5.0% and 17.6% by principal amount of the mortgage loans were subserviced by Homecomings Financial, LLC, GMAC Mortgage, LLC and Wachovia Mortgage Corp., respectively, and approximately 69.8%, 3.3% and 17.6% by principal amount of the mortgage loans were originated by Homecomings Financial, LLC, GMAC Mortgage, LLC and Wachovia Mortgage Corp., respectively. Mortgage Loan Statistical Information with respect to the entire mortgage pool is set forth in Exhibit 99.2.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   September 2007 Monthly Statement to Certificateholders.

Exhibit 99.2   Mortgage Loan Statistical Information.

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of August 1, 2007, and the Standard Terms of Pooling and Servicing Agreement, dated as of August 1, 2007, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibits with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 14, 2007).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of August 31, 2007, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 14, 2007).

Exhibit 10.3   Custodial Agreement, dated as of August 1, 2007, between Deutsche Bank Trust Company Americas, as trustee, Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Wells Fargo Bank National Association, as custodian (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 14, 2007).

Exhibit 10.3   Subsequent Transfer Agreement, dated as of September 12, 2007, between Residential Funding Company, LLC, as seller, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 99.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 18, 2007).

Exhibit 99.1   September 2007 Monthly Statement to Certificateholders.

Exhibit 99.2   Mortgage Loan Statistical Information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 25, 2007

RALI Series 2007-QS10 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
  as Master Servicer

By: /s/ Darsi Meyer
  Name: Darsi Meyer
  Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS

EXHIBIT 99.2 – MORTGAGE LOAN STATISTICAL INFORMATION

MORTGAGE LOAN STATISTICAL INFORMATION

Credit Score Distribution of the Mortgage Loans

Credit Score Range	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average LTV Ratio
620–639	110	$24,677,874	5.67%	$224,344	75.14%
640–659	84	19,402,452	4.46	230,982	72.75
660–679	275	78,093,610	17.93	283,977	76.12
680–699	328	84,344,230	19.37	257,147	76.44
700–719	242	61,392,795	14.10	253,689	75.85
720–739	195	54,199,120	12.45	277,944	75.81
740–759	163	44,355,209	10.19	272,118	76.81
760–779	116	30,241,161	6.95	260,700	70.82
780–799	83	26,576,524	6.10	320,199	74.45
800 or greater	39	12,052,359	2.77	309,035	67.38
Subtotal with Credit Score	1,635	$435,335,334	99.98%	$266,260	75.26%
Not Available	1	99,914	0.02	99,914	53.00
Total, Average or Weighted Average	1,636	$435,435,248	100.00%	$266,158	75.25%

Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. The minimum and maximum credit scores of the mortgage loans were 620 and 820, respectively, and the weighted average credit score of the mortgage loans will be approximately 709.

Occupancy Types of the Mortgage Loans

Occupancy Type	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
Primary Residence	1,161	$337,074,702	77.41%	$290,331	705	75.92%
Second/Vacation	47	12,619,837	2.90	268,507	738	72.36
Non-Owner Occupied	428	85,740,709	19.69	200,329	723	73.04
Total, Average or Weighted Average	1,636	$435,435,248	100.00%	$266,158	709	75.25%

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average CreditScore	Weighted Average LTV Ratio
Purchase	654	$163,816,839	37.62%	$250,484	720	79.94%
Rate/Term Refinance	408	107,721,621	24.74	264,024	702	75.17
Equity Refinance	574	163,896,789	37.64	285,534	704	70.62
Total, Average or Weighted Average	1,636	$435,435,248	100.00%	$266,158	709	75.25%

Mortgage Property Types of the Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
Single-family detached..............	1,021	$271,034,448	62.24%	$265,460	705	74.82%
Planned Unit Developments (detached)....................................	239	74,094,058	17.02	310,017	714	77.28
Two-to-four family units	183	50,314,933	11.56	274,945	718	74.64
Condo Low-Rise (less than 5 stories)...	110	22,337,145	5.13	203,065	714	76.15
Planned Unit Developments (attached)....................................	39	6,667,032	1.53	170,950	712	75.92
Condo High-Rise (9 stories or more)	14	5,287,219	1.21	377,658	754	70.39
Townhouse..................................	24	4,008,943	0.92	167,039	683	75.53
Condo Mid-Rise (5 to 8 stories).............................	5	1,383,940	0.32	276,788	715	72.56
Condotel (9 stories or more).....	1	307,530	0.07	307,530	773	80.00
Total, Average or Weighted Average...................................	1,636	$435,435,248	100.00%	$266,158	709	75.25%

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
Alabama	25	$2,976,973	0.68%	$119,079	697	80.98%
Alaska	4	709,213	0.16	177,303	681	79.25
Arizona	45	12,413,328	2.85	275,852	714	76.64
Arkansas	7	916,668	0.21	130,953	691	79.16
California	258	97,106,148	22.30	376,380	717	72.68
Colorado	65	13,688,460	3.14	210,592	705	76.31
Connecticut	22	6,159,220	1.41	279,965	690	67.86
Delaware	3	276,878	0.06	92,293	771	76.62
District of Columbia	4	1,724,650	0.40	431,163	722	75.21
Florida	213	52,594,241	12.08	246,921	708	74.13
Georgia	46	8,339,651	1.92	181,297	713	77.85
Hawaii	7	3,852,803	0.88	550,400	718	69.92
Idaho	9	2,211,068	0.51	245,674	693	80.56
Illinois	36	9,299,299	2.14	258,314	706	79.97
Indiana	12	1,376,870	0.32	114,739	709	82.78
Iowa	4	878,218	0.20	219,555	766	78.69
Kansas	4	1,028,524	0.24	257,131	686	79.12
Kentucky	5	1,412,980	0.32	282,596	676	57.20
Louisiana	30	4,064,021	0.93	135,467	688	79.44
Maine	5	1,255,404	0.29	251,081	690	77.04
Maryland	45	15,221,646	3.50	338,259	689	74.64
Massachusetts	34	13,715,927	3.15	403,410	700	75.78
Michigan	32	5,376,119	1.23	168,004	703	80.45
Minnesota	37	10,362,727	2.38	280,074	705	80.38
Mississippi	9	1,452,151	0.33	161,350	693	82.06
Missouri	18	2,775,782	0.64	154,210	712	82.53
Montana	3	585,876	0.13	195,292	761	72.25
Nebraska	3	334,351	0.08	111,450	681	75.89
Nevada	17	5,625,631	1.29	330,919	723	77.51
New Hampshire	8	2,309,211	0.53	288,651	705	80.01
New Jersey	74	22,779,209	5.23	307,827	699	72.64
New Mexico	11	1,849,879	0.42	168,171	711	78.21
New York	49	18,800,030	4.32	383,674	719	74.79
North Carolina	40	10,184,160	2.34	254,604	714	76.97
Ohio	5	1,003,733	0.23	200,747	733	82.83
Oklahoma	13	1,973,734	0.45	151,826	697	77.80
Oregon	26	6,974,524	1.60	268,251	725	75.41
Pennsylvania	42	7,537,470	1.73	179,464	716	78.21
Rhode Island	5	1,090,613	0.25	218,123	744	76.25
South Carolina	21	4,814,739	1.11	229,273	721	77.06
Tennessee	15	2,421,078	0.56	161,405	674	79.68
Texas	136	24,123,406	5.54	177,378	705	80.17
Utah	40	11,692,200	2.69	292,305	697	77.05
Virginia	44	13,677,064	3.14	310,842	706	73.46
Washington	93	24,642,667	5.66	264,975	717	73.60
Wisconsin	10	1,344,404	0.31	134,440	676	80.81
Wyoming	2	482,300	0.11	241,150	718	88.80
Total, Average or Weighted Average	1,636	$435,435,248	100.00%	$266,158	709	75.25%

No more than 0.5% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code area in Maryland and no more than 0.5% of the Mortgage Loans will be secured by mortgage properties located in any one zip code area outside Maryland.

Documentation Types of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
Full/Alternate Documentation	455	$113,850,221	26.15%	$250,220	715	79.34%
Reduced Documentation[1]	731	200,390,813	46.02	274,132	702	75.09
No Stated Income	201	61,969,241	14.23	308,305	712	72.82
No Income/No Asset Verification	249	59,224,973	13.60	237,851	719	70.49
Total, Average or Weighted Average	1,636	$435,435,248	100.00%	$266,158	709	75.25%

[1] Reduced Documentation indicates Mortgage Loans that were underwritten under a stated income or stated income/stated asset program.

No more than 20.5% of such reduced, no stated income, and no income/no asset verification loan documentation Mortgage Loans will be secured by mortgaged properties located in California.

Approximately 0.1% of the Mortgage Loans were underwritten pursuant to a streamlined refinancing documentation program, which permits mortgage loans to be refinanced with only limited verification or updating of underwriting information obtained at the time that the refinanced mortgage loan was underwritten. See "The Trusts--Underwriting Policies--General Standards" in the prospectus.

Mortgage Rates of the Mortgage Loans

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
5.500 - 5.624......................	2	$804,900	0.18%	$402,450	692	80.00%
5.875 - 5.999......................	3	760,800	0.17	253,600	767	77.89
6.000 - 6.124......................	4	1,680,109	0.39	420,027	718	76.68
6.125 - 6.249......................	6	1,134,634	0.26	189,106	759	66.58
6.250 - 6.374......................	25	7,937,562	1.82	317,502	740	67.65
6.375 - 6.499......................	39	12,995,506	2.98	333,218	729	63.19
6.500 - 6.624......................	48	14,167,630	3.25	295,159	714	70.07
6.625 - 6.749......................	74	23,451,762	5.39	316,916	727	69.59
6.750 - 6.874......................	107	32,846,798	7.54	306,979	716	72.60
6.875 - 6.999......................	209	58,023,436	13.33	277,624	704	71.53
7.000 - 7.124......................	95	28,078,192	6.45	295,560	721	74.72
7.125 - 7.249......................	106	29,010,139	6.66	273,681	713	74.61
7.250 - 7.374......................	149	37,881,227	8.70	254,236	710	76.96
7.375 - 7.499......................	107	31,059,478	7.13	290,275	708	74.22
7.500 - 7.624......................	165	42,434,639	9.75	257,180	702	75.95
7.625 - 7.749......................	86	21,734,105	4.99	252,722	703	80.10
7.750 - 7.874......................	107	24,106,221	5.54	225,292	700	78.10
7.875 - 7.999......................	86	19,588,349	4.50	227,772	710	81.97
8.000 - 8.124......................	41	10,834,167	2.49	264,248	697	80.72
8.125 - 8.249......................	17	4,882,851	1.12	287,227	695	84.81
8.250 - 8.374......................	33	6,102,497	1.40	184,924	697	82.90
8.375 - 8.499......................	35	7,503,364	1.72	214,382	692	83.41
8.500 - 8.624......................	25	4,585,496	1.05	183,420	691	82.60
8.625 - 8.749......................	13	3,128,836	0.72	240,680	690	84.58
8.750 - 8.874......................	18	3,014,633	0.69	167,480	697	85.68
8.875 - 8.999......................	26	6,069,149	1.39	233,429	687	85.59
9.000 - 9.124......................	5	993,754	0.23	198,751	688	89.27
9.125 - 9.249......................	4	368,750	0.08	92,188	678	85.82
9.750 or greater	1	256,265	0.06	256,265	751	95.00
Total, Average or Weighted Average........	1,636	$435,435,248	100.00%	$266,158	709	75.25%

As of the cut-off date, the weighted average mortgage rate of the Mortgage Loans will be approximately 7.2551% per annum.

Net Mortgage Rates of the Discount Mortgage Loans

Net Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
5.250	2	$804,900	0.18%	$402,450	692	80.00%
5.625	3	760,800	0.17	253,600	767	77.89
5.750	4	1,680,109	0.39	420,027	718	76.68
5.875	6	1,134,634	0.26	189,106	759	66.58
6.000	25	7,937,562	1.82	317,502	740	67.65
6.125	39	12,995,506	2.98	333,218	729	63.19
6.250	48	14,167,630	3.25	295,159	714	70.07
6.260	1	54,936	0.01	54,936	773	95.00
6.375	74	23,451,762	5.38	316,916	727	69.59
6.385	2	422,076	0.10	211,038	715	90.00
Total, Average or Weighted Average	204	$63,409,915	14.56%	$310,833	726	68.67%

As of the cut-off date, the weighted average of the Discount Fractions of the Discount Mortgage Loans will be approximately 4.614238378%.

Original Principal Balances of the Mortgage Loans

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
100,000 or less	204	$16,521,243	3.79%	$80,986	709	74.96%
100,001 to 200,000	575	86,152,742	19.79	149,831	705	76.46
200,001 to 300,000	346	84,781,351	19.47	245,033	705	76.00
300,001 to 400,000	187	65,240,076	14.98	348,877	700	75.38
400,001 to 500,000	157	70,391,825	16.17	448,356	713	75.76
500,001 to 600,000	75	41,177,945	9.46	549,039	718	76.51
600,001 to 700,000	46	29,820,906	6.85	648,281	721	75.60
700,001 to 800,000	18	13,383,442	3.07	743,525	721	71.04
800,001 to 900,000	9	7,722,728	1.77	858,081	721	72.32
900,001 to 1,000,000	14	13,679,311	3.14	977,094	719	67.06
1,000,001 to 1,100,000	1	1,100,000	0.25	1,100,000	702	50.00
1,200,001 to 1,300,000	1	1,260,000	0.29	1,260,000	705	70.00
1,300,001 to 1,400,000	2	2,707,531	0.62	1,353,765	705	72.53
1,400,001 to 1,500,000	1	1,496,148	0.34	1,496,148	707	52.00
Total, Average or Weighted Average	1,636	$435,435,248	100.00%	$266,158	709	75.25%

Original LTV Ratios of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
00.01 - 50.00..................	77	$18,105,203	4.16%	$235,133	720
50.01 - 55.00..................	35	12,718,534	2.92	363,387	714
55.01 - 60.00..................	58	14,760,004	3.39	254,483	719
60.01 - 65.00..................	112	31,231,336	7.17	278,851	710
65.01 - 70.00..................	148	43,020,313	9.88	290,678	714
70.01 - 75.00..................	201	52,837,715	12.13	262,874	705
75.01 - 80.00..................	727	204,660,147	47.00	281,513	710
80.01 - 85.00..................	59	14,085,198	3.23	238,732	681
85.01 - 90.00..................	140	27,119,956	6.23	193,714	704
90.01 - 95.00..................	73	16,073,715	3.69	220,188	705
95.01 - 100.00	6	823,128	0.19	137,188	737
Total, Average or Weighted Average....	1,636	$435,435,248	100.00%	$266,158	709

The weighted average loan-to-value ratio at origination of the mortgage loans will be approximately 75.25%.

Amortization Type of the Mortgage Loans

Amortization Type	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
Fully Amortizing....................	1,039	$239,232,058	54.94%	$230,252	711	74.77%
Interest Only Period –5 Years	1	206,392	0.05	206,392	686	80.00
Interest Only Period –10 Years	594	195,404,248	44.88	328,963	708	75.80
Interest Only Period –15 Years	2	592,550	0.14	296,275	722	86.83
Total, Average or Weighted Average...............................	1,636	$435,435,248	100.00%	$266,158	709	75.25%

Property Valuation Types of the Mortgage Loans

Property Valuation Type	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average LTV Ratio
Automated Valuation Model............................	104	$23,977,246	5.51%	$230,550	695	76.15%
Appraisal.......................	1,532	411,458,002	94.49	268,576	710	75.20
Total, Average or Weighted Average....	1,636	$435,435,248	100.00%	$266,158	709	75.25%